UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-32506 / February 22, 2017

_____

In the Matter of	:
	:
	:
ALLSTATE ASSURANCE COMPANY	:
AND	:
ALLSTATE ASSURANCE COMPANY SEPARATE ACCOUNT B	:
	:
3100 Sanders Road,	:
Suite J5B	:
Northbrook, IL 60062	:
	:
(812-14149)	:
	:

_____

ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT
OF 1940, AS AMENDED (THE "ACT") GRANTING CONDITIONAL EXEMPTION
FROM ALL PROVISIONS OF THE ACT.

Allstate Assurance Company ("Allstate") and Allstate Assurance Company Separate
Account B ("Separate Account B") (together the "Applicants") filed an application on
April 12, 2013, and an amended and restated application on February 18, 2014, August
20, 2015, and November 21, 2016 for an order of the Commission pursuant to Section
6(c) of the Act, exempting Separate Account B from all provisions of the Act, subject to
certain conditions.

A notice of the filing of the application was issued on January 27, 2017 (Release
No. IC-32457). The notice provided interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued, unless a hearing
should be ordered. No request for a hearing has been received, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemption is
appropriate in the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 6(c) of the Act, that the requested exemption from all provisions of the Act, subject to the conditions outlined in the notice of the application, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary